

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 12, 2021

Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, MD 21045

   Re: **BANK 2019-BNK16**
     Wells Fargo Commercial Mortgage Trust 2017-C38
     Wells Fargo Commercial Mortgage Trust 2017-C39
     Forms 10-D and ABS-EE for the Monthly Distribution Period Ended
     November 18, 2020
     Filed December 2, 2020
     File Nos. 333-226486-03, 333-206677-16 and 333-206677-17

Dear Mr. Sfarra:

  We have reviewed your February 26, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2021 letter.

Forms 10-D and ABS-EE of BANK 2019-BNK16, Wells Fargo Commercial Mortgage Trust 2017-C38 and Wells Fargo Commercial Mortgage Trust 2017-C39

1. We have reviewed your responses to prior comments 2, 5 and 7 and it continues to remain unclear how the servicers were permitted to advance payments under the related transaction agreement. While you contend that payments were still considered to be due during the period of the forbearance, we note that the obligor was not expected to make

principal and interest payments during the forbearance period. Instead, consistent with the reporting of loan as "current" during the period of forbearance, those payments were not, in effect, due until after the end of the forbearance period. For that reason, the servicer, in continuing to make advances while the loan was in forbearance, was not in compliance with Item 1122(d)(2)(iii) of Regulation AB relating to advances for funds for these transactions and should identify such material instances of noncompliance in its assessment to be filed with your Form 10-K for the previous fiscal year.

2. We also note your responses to prior comments 1, 3 and 6 indicating that industry best practices allow reporting of forbearances within two reporting cycles and your response to prior comment 8 noting that the servicer does not believe that there have been material instances of noncompliance to report for the previous fiscal year. Please be advised that Item 1122 of Regulation AB requires, among other things, that the servicer assess whether reports, which includes the filed asset-level data, are maintained in accordance with the transaction agreements and applicable Commission requirements. Item 1122 requirements do not involve an assessment against industry best practices. In addition, as we have noted in our comments above, we continue to have concerns that P&I advances were not made as specified in the transaction agreements, as required to be assessed under Item 1122(d)(2)(iii). Item 1122(d)(2)(iii) does not involve a consideration of industry best practices. If the delays in reporting resulted in material delays in reporting the forbearance across several transactions in a servicing platform, we believe that the servicer should report these delays as material instances of noncompliance with applicable servicing criteria in its assessments to be filed with your Form 10-K for the previous fiscal year.

Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Troy Stoddard, Wells Fargo
       David Burkholder, Cadwalader, Wickersham & Taft LLP